Exhibit 99.1

Draganfly Engaged with AUVSI’s Green UAS Program for Enhanced Cybersecurity Compliance, Aiming to Speed Up the Adoption of the Commander 3XL System by U.S. Federal and State Agencies

The Commander 3XL platform is anticipated to be among the initial commercial drones to receive certification under the Green UAS program, affirming its adherence to the stringent cybersecurity and supply chain standards set by the National Defense Authorization Act (NDAA).

Drones that meet Green UAS compliance standards are eligible to move to the Blue UAS cleared list, qualifying them for U.S. Department of Defense acquisition.

Washington, DC., January 25, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce it has enrolled the Commander 3XL platform in the Green UAS program, a new program administered by the Association for Uncrewed Vehicle Systems (“AUVSI”).

In this initiative, coupled with the associated Trusted Cyber program, Draganfly aims to achieve certification for the Commander 3XL platform, ensuring it meets the most stringent cybersecurity and supply chain standards specified in the National Defense Authorization Act (NDAA). Draganfly’s engagement in the Green UAS program is geared towards fast-tracking the endorsement of the Commander 3XL platform among commercial entities and state and federal government agencies, including the Departments of Defense and Homeland Security.

The Association for Uncrewed Vehicle Systems International (AUVSI) manages the Green UAS program, collaborating with the Department of Defense and various state governments. This initiative aims to advance the Uncrewed Aircraft Systems (UAS) technological capabilities of the United States.

“The Commander 3XL from Draganfly, recognized for its dependability, is now actively deployed across the globe by premier commercial users and governmental bodies,” said Cameron Chell, CEO and President of Draganfly. “Engaging in the Green UAS program allows us to underscore our system’s advanced nature and high quality. This initiative is crucial for facilitating its broader acceptance by American government agencies in areas such as defense, homeland security, and public safety, where stringent security and trustworthiness are paramount.”

Green UAS represents AUVSI’s inaugural venture into a more expansive Trusted Cyber Program, initiated in association with the Department of Defense and developed in concert with AUVSI members. This program cultivates a secure and robust UAS market, enhancing industry-wide competitiveness. As commercial drone usage escalates, Green UAS sets the benchmark for drone security, offering a uniform pathway to the Blue UAS cleared list. Drones that comply with Green UAS standards have a Department of Defense (DoD) sponsor and fulfill the necessary Authority to Operate (ATO) criteria can transition from the Green UAS-cleared list to the Blue UAS-cleared list, making them eligible for acquisition by the U.S. Department of Defense.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com

For additional investor information,

visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins
email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly technology’s ability to eliminate challenges associated with traditional transportation methods and enable the swift and efficient delivery of essential supplies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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